UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       July 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated July 7, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated  July 7, 2003                                  Signed: /s/ Christopher Dyakowski, Director

SAN TELMO ENERGY LTD ACQUISITION AND EXPLORATION UPDATE

STU: TSX-V, STUOF: OTCBB

Calgary, AB, July 7, 2003 – San Telmo Energy Ltd. (STU: TSX-V, STUOF:

OTCBB) announced today that it has entered into a farm-in agreement through which

San Telmo will earn a 100% working interest in two sections of land in the McLeod area of West Central Alberta.

The target well, known as the McLeod Project, is a 1900m Gething play along a well-established gas trend. The prospect is situated between two existing Gething gas wells,

which had initial production rates of 1.7mmcfd, and 1.4mmcfd respectively. The

Company expects a well to be licensed and to commence drilling a test well within the next 30 days.

San Telmo's well targeting the Nisku Formation in the West Pembina area of Alberta has reached its final total depth of 2945 meters and is currently being evaluated. Preliminary indications show that the well did not encounter a reef buildup. Final conclusions are pending evaluation of the well.

San Telmo’s previously disclosed Gordondale Prospect is a three quarter sections of land.

It is being prepared for drilling and an oil well license is being applied for. The immediate area hosts a number of wells producing from the prolific Gething formation.

The Company expects drilling to commence at Gordondale within the current quarter.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy

Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

San Telmo Energy

(877) 772-9286

Info@santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the “safe-harbor”

provision of the Private Securities Litigation Reform Act of 1995, regarding San

Telmo Resources business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.